[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

November 3, 2009

VIA EDGAR CORRESPONDENCE

Jay Ingram

Mail Stop 4631

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Polymer Holdings LLC
Registration Statement on Form S-1 (File No. 333-162248)
Filed October 1, 2009

Dear Mr. Ingram:

On behalf of Polymer Holdings LLC (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated October 28, 2009, with respect to the above referenced Registration Statement on Form S-1 filed on October 1, 2009 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Jay Ingram

Securities and Exchange Commission

General

1.	We note that the registrant’s common shares will be issued immediately prior to the completion of the offering and that some of the initial shareholders will be providing the shares for the fulfillment of the over-allotment option. Please advise us as to whether or not the equity holders of the LLC have made an enforceable, final and binding commitment to purchase the shares of common stock they will receive in the reorganization to corporate form. Confirm that the terms on which the equity interests will be exchanged are fixed in accordance with a formula that varies only as the initial public offering price varies. Please cite us to the provisions of the applicable contractual agreement that binds the parties.

Response

Prior to the issuance of shares of common stock of Polymer Holdings upon consummation of the offering, Polymer Holdings will file a certificate of conversion pursuant to Section 265 of the Delaware General Corporation Law. At the effective time of the certificate of conversion,

•	Polymer Holdings will be converted into a corporation under the name Kraton Performance Polymers, Inc; and

•	the existing units of Polymer Holdings will be converted into shares of common stock of Kraton Performance Polymers, Inc.

Both the sole member and the board of directors of Polymer Holdings authorized the filing of the certificate of conversion and the issuance of common stock in connection with the offering pursuant to unanimous written consents executed on September 29, 2009. No further action is required by the sole member of Polymer Holdings for the conversion into a corporation and the conversion of the existing units into newly issued shares of common stock. No cash or other consideration will be paid by the sole member of Polymer Holdings upon such conversion.

The Company respectfully refers the Staff to the approach taken by Solera Holdings, LLC in its registration statement on Form S-1/A filed on May 9, 2007, where its conversion from a Delaware limited liability company to a Delaware corporation occurred following the pricing of the offering.

There is currently no binding commitment of the selling stockholder to sell its shares in the offering. Consistent with market practice, Polymer Holdings and the selling stockholder will enter into an underwriting agreement upon the pricing of the offering pursuant to which they will agree to sell their shares of common stock.

The Company also confirms that the number of shares of common stock to be sold in the offering and the number of shares of common stock to be issued to the sole member of the Company upon conversion will be disclosed together with the estimated price range in any preliminary prospectus that is distributed to investors. The Company confirms that the number of shares of common stock that are issued to the sole member of Polymer Holding upon conversion will be determined solely as a function of the price per share for the offering and the number of shares to be offered.

Jay Ingram

Securities and Exchange Commission

2.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response

The Company understands that the addition of pricing information will affect disclosure in the Registration Statement and that the Staff will need time to process the Company’s amendments once pricing information is included.

3.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response

The Company will supplementally provide the Staff with copies of the graphical materials or artwork it intends to use in the prospectus as soon as they are available.

4.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

Response

The Company will inform the Staff whether the amount of compensation to be paid to the underwriters has received approval by FINRA. The underwriters will arrange to have FINRA, prior to the effectiveness of the Registration Statement, call the Staff or provide the Staff with a letter indicating that FINRA has cleared the filing and has no additional concerns.

5.	We are not able to fully assess the significance of the current unit capitalization structure because some of your disclosure is dependant upon the establishment of a specific price within a price range that is not yet disclosed. Because this and other information relating to the conversion of outstanding units is not provided, we cannot evaluate your overall capital structure and the potential impact on common stock holders with respect to the potential range of outcomes arising from the conversion of the outstanding units. We understand that you have not yet formally determined the price range for the offering but it would greatly aid our understanding of the effects of the reorganization if you provide us, as soon as possible, with a version of your document that gives effect to a possible offering price selected by management from a range of potential prices that management would consider acceptable and an estimate of the number of shares to be issued.

Jay Ingram

Securities and Exchange Commission

Response

As indicated in response to Comment #1, the number of shares of common stock to be sold in the offering and the number of shares of common stock to be issued to the sole member of the Company upon conversion will be disclosed together with the estimated price range in any preliminary prospectus that is distributed to investors. The Company confirms that it does not believe there is any other material information relating to the conversion of the Company into a corporation and the issuance of shares of common stock to the sole member and in the offering that is not disclosed in the prospectus. The Company acknowledges that the Staff may have additional comments once the price range and the number of shares is included.

In response to the Staff’s comment, the Company has revised the disclosure on pages 121, 123, 124 and 126 to clarify that instead of engaging in a reorganization transaction, prior to the completion of the offering the Company will convert from a Delaware limited liability company to a Delaware corporation.

Prospectus Cover Page

6.	Separately state the amount of common shares being offered by selling stockholders. See Item 501(b)(2) of Regulation S-K.

Response

Based on the Staff’s comment, the Company has revised the disclosure on the Prospectus cover page to clarify that the selling stockholder is only selling shares of common stock pursuant to the underwriters’ right to purchase additional securities to cover over-allotments.

7.	In the third full paragraph, clarify the meaning of the phrase “on the same terms and conditions as set forth above...”

Response

Based on the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to clarify that any shares of common stock sold by the selling stockholder will be sold at the same offering price less underwriting discount as the shares sold by the Company.

8.

We note that the disclosure about your industry is based upon industry publications and other industry reports. We also note that you have not independently verified third party information or your own internal research. Since potential investors should be able to rely upon data and statistics in your registration statement that

Jay Ingram

Securities and Exchange Commission

are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented, which you are reasserting and providing to investors as information upon which their investments will be based.

Response

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus inside cover page.

Summary, page 1

Our Principal Stockholders, page 8

9.	Please rename this heading and revise your discussion thereunder to indicate that your principal stockholders are also your “selling stockholders.”

Response

Based on the Staff’s comment, the Company has revised the disclosure on page 9 to clarify that the sole stockholder may be selling securities pursuant to the underwriters’ over-allotment option.

Adjusted EBITDA, page 13

10.	We note the items which you have excluded in your Adjusted EBITDA do not appear to comply with Item 10(e)(ii)(B) of Regulation S-K as it appears that some of these charges are reasonably likely to recur within two years. Please either delete your presentation of these non-GAAP measures or provide to us a comprehensive explanation regarding why you believe these measures are appropriate and how you believe they comply with the requirements of Item 10(e) as a non-GAAP performance measure. Please also refer to Question #8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Response

The Company believes the items excluded in Adjusted EBITDA meet the definition of non-recurring within the guidance provided under Item 10(e)(ii)(B) of Regulation S-K (“Item 10(e)(ii)(B)”) and Question #8 of the SEC’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (“Question #8”).

As noted on page 12, management uses Adjusted EBITDA as a supplemental measure of the Company’s performance and because it believes these additional adjustments provide additional helpful information to investors and other parties evaluating the Company’s performance. Specifically, the Company believes that

Jay Ingram

Securities and Exchange Commission

quantifying the effect on EBITDA in each period of Sponsor fees and expenses, Restructuring and related charges and Other non-cash expenses provides investors information about the nature of the non-recurring charges allowing them to better understand the Company’s performance in the periods indicated.

With respect to Sponsor fees and expenses, the Company has considered Question #8 and believes that the fees excluded will not recur in the next two years. The Company notes that it currently expects its management services agreement with TPG and CCMP to be amended after the completion of the offering to eliminate the payment of the management fee.

With respect to the Restructuring and related charges, although the Company has incurred these types of charges in each of the periods presented, the actions which gave rise to the charges are distinct restructuring actions. The Company has considered Item 10(e)(ii)(B) and believes that in each period described in footnote (b) to the Adjusted EBITDA table, the restructuring charges are not likely to recur within two years nor was there a similar charge within the prior two years. Furthermore, the actions disclosed in footnote (b) were not dependent on the other periods and not part of a broad restructuring program. As noted in the disclosure, in 2008 the transactions that led to the restructuring charges were focused on integrating and improving our research and development and technical services, one-time costs associated with a number of changes to our senior management, and staffing reductions implemented to offset the expected negative impact of the global economic slowdown. In 2007 the Company engaged in a cost-cutting shut down of its SIS plant in Pernis. The 2006 actions were similarly nonrecurring, including the costs associated with a Lean Six Sigma effort at our Belpre facility and the resulting implementation costs associated with this effort, and the shutdown of office and laboratory facilities around the globe.

With respect to the Other non-cash expenses, the most significant item is the lower-of-cost-or-market adjustments in 2008 and to a lesser extent 2009. The lower-of-cost-or-market adjustments were not incurred in periods prior to 2008. The remainder of the Other non-cash expenses is largely associated with non-cash compensation costs, which have been included in deriving Adjusted EBITDA which the Company understands are recurring, but that have no impact on liquidity and cash flow.

Risk Factors, page 15

11.	We note the statement in the introductory paragraph that the risks described are not the only ones you face and that additional risks and uncertainties may exist. Please clarify that the ensuing discussion covers all material risks or disclose all known material risks and remove language suggesting that there may be other significant risks.

Jay Ingram

Securities and Exchange Commission

Response

Based on the Staff’s comment, the Company has revised the disclosure on page 15 by removing the statement that there may be other significant risks.

12.	We note your statement on page 77 under the heading entitled “Information Systems” that you “are at risk in the event of a system failure at facilities in countries where [you] have not fully implemented the ERP system, which may result in [you] being unable to recover data from such facilities in a timely manner.” Please tell us what consideration you have given to providing relevant disclosure in your Risk Factors section.

Response

As of October 1, 2009 the ERP system has been fully implemented. The Company has revised the disclosure on pages 54 and 78-79 to reflect this implementation. The Company does not believe there are additional material risks with respect to its ERP system that require risk-factor disclosure at this time.

The failure of our raw materials suppliers to perform their obligations under long-term…page 16

13.	Please update your disclose under this heading to indicate, as you do on page 75, that you received notice from Shell Chemicals on December 13, 2007, terminating your isoprene supply to your Pernis facility as of December 31, 2009.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 16.

Cautionary Note Regarding Forward-Looking Statements, page 31

14.	You are not eligible to rely on the safe harbor set forth in the Private Securities Litigation Reform Act of 1995. Refer to section 27A(b) of the Securities Act. Please revise accordingly. Please also delete the word “will” from your list of forward-looking terminology.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 31.

Use of Proceeds, page 32

15.	To the extent practicable, please provide more specific disclosure regarding the allocation of the offering proceeds. For example, discuss the specific “high priority, high return strategic projects,” referenced on page 66, that you expect to fund from the offering proceeds.

Jay Ingram

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 32.

Results of Operations, page 43

16.	You cite declines in sales volume in multiple end use markets to explain the total decrease period over period. Please revise your filing to quantify the impact of each end use markets reduction in volume.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on pages 43, 45 and 47.

Critical Accounting Policies

Income Taxes, page 49

17.	Given the significant changes in your deferred tax asset valuation allowance, please enhance your disclosures to identify the positive and negative evidence you consider when determining what changes are required in your valuation allowance. Refer to paragraphs 23 and 24 of SFAS 109.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 50.

Impairment of Long-Lived Assets, page 49

18.	Revise your filing to include the triggering events which would cause you to perform an impairment analysis of your long-lived assets. Also, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of the carrying value, please revise your filing to disclose the following:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainties associated with the key assumptions, and;

•	A discussion of any potential events, trends and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Jay Ingram

Securities and Exchange Commission

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 50.

Liquidity and Capital Resources

Operating Cash Flows, page 52

19.	Revise your filing to provide a comprehensive discussion of the impacts of changes in working capital items to your operating cash flows for all periods presented. Please also discuss how these changes may have impacted your liquidity.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on pages 53-54.

Business, page 63

Corporate Background, page 64

20.	Please describe in further detail the general development of your business by describing the transactions by which your current shareholders acquired their equity interests and by which you had previously changed your ownership and reporting status from public to private. See Item 101(a) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 65.

Our Competitive Strengths, page 64

21.	We note your statement that “Since 2003, [you] have successfully completed plant expansions totally 60 kilotons of capacity at a total cost of less than $50 million.” To provide perspective, please also state your total production capacity.

Response

Based on the Staff’s comment, the Company has revised the disclosure on pages 6 and 66 to include the total production capacity represented by the expansion.

Jay Ingram

Securities and Exchange Commission

Products, page 67

22.	Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on pages 69 and 70.

Our End-Use Markets, page 69

23.	In the table, please provide your relative market share/position and growth rate figures for your “Emerging Businesses” and “Other Markets” end-use markets. Alternatively, explain in a footnote to the table your reasons for omitting this information.

Response

Based on the Staff’s comment, the Company has revised the disclosure on pages 6 and 71 by adding explanatory footnotes to the table.

24.	It appears that you use the terms “market share” and “sales revenue share” interchangeably in this section. To avoid confusion to investors, please use terms consistently throughout your disclosure, and to the extent there are differences in terms, please clearly define them.

Response

Based on the Staff’s comment, the Company has revised the disclosure to replace the term “sales revenue share” with “market share” each time it appears.

Research, Development and Technology, page 71

25.	Please disclose the estimated amount spent during each of the last three fiscal years on research and development activities that were company-sponsored and that were customer-sponsored. See Item 101(c)(1)(xi) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added the requested disclosure to page 73. As noted in the disclosure, the Company engages, from time to time, in customer-sponsored research. During fiscal years 2006, 2007 and 2008, the Company spent $1.3 million, $0.9 million and $0.6 million, respectively, on customer-sponsored research. The Company does not consider the amounts spent on customer-sponsored research to be material.

Jay Ingram

Securities and Exchange Commission

Sources and Availability of Raw Materials, page 73

26.	We note the statement repeated throughout this section indicating that as contracts expire, you cannot give assurances that you will obtain long-term supply agreements or that the terms of such agreements will be on favorable terms. Please disclose the expiration dates for each of the supply agreements upon which you currently rely for your primary raw materials.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on pages 75, 76 and 77.

Competition, page 75

27.	Under this heading, please discuss the principal methods of competition in your industry. See Item l0l(c)(1)(x) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 77.

Patents, Trademarks, Copyrights and Other Intellectual Property Rights, page 77

28.	Please disclose the duration and effect of all your material intellectual property, and indicate whether the expiration of any single intellectual property right or group of such rights may have a material impact on your business.

Response

In response to the Staff’s comment, the Company has added the requested disclosure to page 79. The Company does not expect that the expiration of any single intellectual property right or group of such rights would have a material impact on its business.

Environmental Regulation, page 78

29.	We note that Shell Chemicals has agreed to indemnify you for specific categories of environmental claims subject to certain time limitations and, in some cases, dollar amounts. Please disclose these limitations. In addition, state how much of the maximum dollar amount has already been used to cover environmental claims. Please also provide similar disclosure under the heading entitled “Legal Proceedings” on page 81 with respect to the asbestos exposure claims.

Jay Ingram

Securities and Exchange Commission

Response

The Company has revised pages 80-81 and 84 of the prospectus in response to the Staff’s comment. The Company supplementally advises the Staff that the limitations on dollar amounts previously referenced (which generally consist of separate $5 million deductibles and $100 million caps) only apply to categories where the applicable notice period has expired. As such, the Company has not disclosed these dollar amounts in the prospectus.

Management and Board of Directors, page 82

30.	We note that your board will be divided up into three classes. Please indicate the board members of each class and when each class’s term will expire. See Item 401(a) of Regulation S-K.

Response

Based on the Staff’s comment, the Company has revised the disclosure on page 88 and will include the term and members of each class in a subsequent filing.

Executive Compensation, page 87

Compensation Discussion and Analysis, page 87

Components of Director Compensation, page 88

Base Salary, page 88

31.	We note your disclosure that your “Compensation Committee reviews the base salaries of the Named Executive Officers on an annual basis and determines if an increase is warranted based on its review of individual performance, compensation comparisons, and recommendations of the CEO.” Please expand your discussion of base salaries to address the following:

•

Describe the elements of individual performance that you consider in evaluating your named executive officers’ base salaries. To the extent individual performance factors differ among named executive officers, discuss such factors separately for each executive. See Item 402(b)(2)(vii) Regulation S-K.

•	Explain the analysis you undertake when conducting “compensation comparisons.”

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 92.

Jay Ingram

Securities and Exchange Commission

32.	We note that you increased the base salaries of Messrs. Fogarty and Bradley upon their appointments as President and CEO and as Chief Operating Officer, respectively. Please discuss how you determined the actual increased salary amounts for these individuals. See Items 402(b)(1)(v) and (2)(ix) of Regulation S-K.

Response

Based on the Staff’s comment, the Company has revised the disclosure to include the method by which the base salaries for Messrs. Fogarty and Bradley were determined. See page 92.

Annual Bonus: Incentive Plan Compensation, page 88

33.	Please expand and clarify your discussion of your annual incentive plan compensation. In doing so, please address the following:

•	Disclose the EBITDA target for 2008, and explain how the actual results above or below this target were valued to produce an available bonus pool amount.

•

Discuss the elements of individual performance considered, and their relative weight, when determining whether to adjust each named executive officer’s eligible target bonus amount. To the extent individual considerations vary between named executive officers, discuss separately.

•	State when your company and individual performance targets are determined.

Response

Based on the Staff’s comment, the Company has revised the disclosure to include the EBITDA target for 2008 and to explain how the actual results above this target were valued to produce the available bonus pool amount. The Company has also provided examples of how the Kraton performance factor would change based on varying EBITDA results in order to better illustrate the mechanics of this factor on pages 93-94.

In response to the Staff’s comment, the Company has added an additional explanation of how individual performance affects the adjustment to an executive officer’s bonus on pages 93-94.

In response to the Staff’s comment, the Company has revised the disclosure on pages 93-94 to provide when the Company and individual performance targets are determined, as requested by the Staff.

Special Bonus, page 90

34.	We note that “in consideration of the business environment [in January 2008], the board of directors of Kraton voted to grant special bonus awards to certain executives, including the Named Executive Officers.” Please briefly describe the “business environment” to which you refer, disclose the special bonus amount you awarded to each of your named executive officers, and describe why the Compensation Committee determined that the amount of the special bonus was appropriate in light of the factors it considered. See Items 402(b)(1)(i) and (ii) of Regulation S-K.

Jay Ingram

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 94.

Equity, page 90

Options, page 90

35.	We note that the compensation committee “determined that a shorter vesting period was appropriate for [option] grants made during the 2008 fiscal year.” Please discuss your compensation committee’s reasons for shortening the option vesting periods. See Item 402(b)(1) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 95.

36.	Please describe “customer tag-along and drag-along rights,” which you refer to in the second paragraph and last paragraph on pages 91 and 92, respectively.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 95.

37.	We note that the compensation committee recommends to TJ Chemical that option grants be made to employees based on their contributions or their potential to contribute to the success of Kraton. Further, we note the significant stock and options grants made to your named executive officers on June 19, 2008. Please explain how the compensation committee and TJ Chemical determined the actual stock and option amounts awarded to each named executive officer and how such awards are appropriate in light of your overall compensation objectives. See Items 402(b)(1)(iv) and (vi) of Regulation S-K.

Response

Based on the Staff’s comment, the Company has expanded the disclosure on pages 95-96 to address the reasons for awarding notional units and restricted membership units and the amounts thereof, to provide context for past grants as well as the objectives and policy of the Compensation Committee with regard to present and future grants.

Jay Ingram

Securities and Exchange Commission

38.	Please explain the purpose of awarding notional units representing membership units in TJ Chemical and restricted membership units in Management LLC, and explain how such awards fit into your overall compensation objectives. In addition, please explain how you determined the actual amounts awarded. See Items 402(b)(1)(i), (iv), (v) and (vi) of Regulation S-K.

Response

Based on the Staff’s comment, the Company has expanded the disclosure on page 94 to address the reasons for awarding notional units and restricted membership units and the amounts thereof, to provide context for past grants as well as the objectives and policy of the Compensation Committee with regard to present and future grants.

Summary Compensation Table, page 95

39.	We note your disclosure in footnote (7) to the summary compensation table indicating that amounts shown in the “Change in Pension Value...” column are not included in the “Total” column. Please clarify the meaning of the statement since it appears that you include the amounts reported in column (h) for purposes of determining total compensation as reported in column (j).

Response

The Company has amended footnote 7 on page 104 to clarify that the amounts shown in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the Summary Compensation Table are not included in the total compensation figure calculated for the purpose of identifying the Named Executive Officers, in accordance with Instruction number 1 to Item 402(a)(3) of Regulation S-K. The Company notes that while such figures are not used to determine which executive officers of the Company will be Named Executive Officers for purposes of disclosure with the U.S. Securities and Exchange Commission, the amounts in this column are included in the “Total” column in the Summary Compensation Table as such inclusion is mandated by Item 402(c)(2)(x) of Regulation S-K.

Grants of Plan-Based Awards in Fiscal Year 2008, page 97

40.	We note from footnote (3) to your grants of plan-based awards table, as well as from page F-13, that “Kraton engaged an independent valuation and financial consultant, Corporate Valuation Advisors, Inc., to perform a valuation of the total equity of TJ Chemical Holdings LLC…” Please provide us with your analysis as to whether the consent of Corporate Valuation Advisors is required to be filed as an exhibit to the registration statement. See Securities Act Section 7(a), Rule 436 of Regulation C, and Interp. 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Jay Ingram

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has filed as an exhibit the consent of Corporate Valuation Advisors for the inclusion of references to its valuation reports.

Outstanding Equity Awards at the End of Fiscal Year 2008, page 98

41.	In a footnote to this table, disclose the vesting dates applicable to each equity award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Response

The Company has revised the disclosure in the footnotes to the “Outstanding Equity Awards at End of Fiscal year 2008” table on pages 106-108 to include the vesting dates applicable to each equity award.

Pension Benefits in Fiscal Year 2008, page 100

42.	Please provide a narrative description that addresses the material factors necessary to an understanding of each plan set forth in this table. See Item 402(h)(3) Regulation S-K.

Response

Based on the Staff’s comment, the Company has revised the disclosure on pages 109-110 to provide the material factors necessary to an understanding of the Pension Plan and the Benefit Restoration Plan.

Nonqualified Deferred Compensation During Fiscal Year 2008, page 101

43.	Please provide a narrative description detailing the material terms of your Deferred Compensation and Restoration Plan. See Item 402(i)(3) of Regulation S-K.

Response

Based on the Staff’s comment, the Company has revised the disclosure on page 111 to describe the material terms of the Deferred Compensation and Restoration Plan.

Named Executive Officers Whose Employment Terminated in Fiscal Year 2008, page 108

44.	We note that Kraton agreed to repurchase certain of Mr. Gregory’s vested equity-based rights. Under this heading, please clarify which “equity-based rights” were purchased from Mr. Gregory, and disclose the number of units purchased and the amount of consideration Mr. Gregory received for them. We note your disclosure on page F-30.

Jay Ingram

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 118.

Director Compensation During Fiscal Year 2008, page 109

45.	Please discuss the reasons for wide variance in the annual retainer and stock option compensation paid to your directors. See Item 402(k) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 120 as requested by the Staff.

Principal and Selling Stockholders, page 111

46.	Please clearly identify the natural persons who have voting or dispositive authority over the equity interests. See Interp. 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response

Based on the Staff’s comment, the Company has revised the disclosure in footnote (2) to the table on page 122 to clarify that the natural persons named as beneficial owners have voting and dispositive authority over the equity interests.

Certain Relationships and Related Party Transactions, page 114

47.	We note your statement in the third paragraph that “[y]our board of directors consists of [y]our chief executive officer and three independent directors.” However, your disclosure on page 85 under the heading entitled “Our Board of Directors” indicates that you “expect to have one director…who satisfies the current independence requirements of the SEC.” Please revise.

Response

Based on the Staff’s comment and the Company’s analysis of the New York Stock Exchange independence requirements, the Company has revised the disclosure on pages 88 and 124.

48.	Please indicate what consideration was given by TJ Chemical in exchange for its call option and whether you must pay TJ Chemical any consideration to terminate the call option as is planned on or prior to the closing of the offering.

Jay Ingram

Securities and Exchange Commission

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 124.

Delaware Anti-Takeover Statute, page 118

49.	Please briefly describe the effect of Section 203 of the DGCL and of your decision to forego application of this section. See Item 202(a)(5) of Regulation SK.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 128.

Description of Certain Indebtedness, page 119

50.	We note that TJ Chemical purchased and then contributed to you $6.5 million face value of senior subordinated notes, which you then contributed to Kraton. Please clarify here and in your management’s discussion and analysis section what consideration, if any, was paid to TJ Chemical for its contribution of these notes.

Response

In response to the Staff’s comment, the Company has revised the disclosures on pages 39 and 131.

Shares Eligible For Future Sale, page 122

51.	Please disclose the number of common equity holders that you will have immediately prior to the date of this offering. See Item 201(b) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page 132.

Underwriting, page 127

52.	We from the third paragraph on page 128 that you and the selling stockholders have agreed to indemnify the underwriters or contribute to payments made by the underwriters for liabilities under the Securities Act. Please briefly describe the situations in which you would only be required to contribute, rather than indemnify, the underwriters for such liability. See Item 508(g) of Regulation S-K.

Jay Ingram

Securities and Exchange Commission

Response

The Company respectfully submits that the current disclosure regarding the indemnification of the underwriters is in customary form and satisfies the requirements of Item 508(g) of Regulation S-K. The indemnification provisions of the underwriting agreement, which will be filed as an exhibit to an amendment to the registration statement on Form S-1, will contain typical and customary provisions that are comparable to those used in other similar offerings and will not contain any new or unusual provisions. The Company supplementally advises the Staff that, pursuant to the underwriting agreement, the Company will agree to contribute to payments made by the underwriters for liabilities under the Securities Act if the indemnification provided for in the underwriting agreement is unavailable or insufficient to hold harmless the underwriters.

Where You Can Find More Information, page 132

53.	We note the disclosure that “[s]tatements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit.” Please explain why you believe it is appropriate to qualify reliance on the disclosure in your prospectus by reference to filed exhibits.

Response

Based on the Staff’s comment, the Company has deleted the qualification on page 142.

Notes to the Consolidated Financial Statements

1. Summary of Operations and Significant Accounting Policies

Revenue Recognition, page F-10

54.	With regard to your products sales, clarify when title transfers to the customer (e.g. when the product is delivered or when the product is shipped to the customer). Refer to SAB Topic 13.3.a.

Response

Title transfer to our customers generally occurs when the product is shipped as terms are typically FOB shipping point. In response to the Staff’s comment, the Company has revised the disclosure on page F-10.

Jay Ingram

Securities and Exchange Commission

7. Employee Benefits, page F-23

55.	We note at December 31, 2008 that approximately 62% of your pension plan assets were held in Equity Securities. Revise your filings to expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss.

Response

Asset losses from 2008 will have the impact of increasing pension expense approximately $600,000 in 2009 and in each of the next five years. The Company does not consider this expense material to our financial statements taken as a whole and, therefore, the Company did not consider it necessary to disclose the impact of pension expense to the financial statements.

13. Industry Segment and Foreign Operations, page F-37

56.	We note that you operate under one reportable segment. It appears from your disclosures elsewhere in the filing, including the summary on page 1, your discussion of the differences in margins by end use product and your entry into the emerging businesses category (specifically with your IRL business) that you may have aggregated multiple operating segments into your reportable segment. Please provide us with a detailed explanation of how you determined both your operating segments and your reportable segment. Your response should specifically identify each of your operating segments. If you have aggregated any operating segments, please tell us why you believe this aggregation is appropriate based on the guidance found in paragraph 17 of SFAS 131 and EITF 04-10.

Response

The Company confirms that it considered SFAS 131 in its determination that it only has one operating segment and therefore one reportable segment.

In making this determination the Company considered paragraph 10 of SFAS 131, which states that an operating segment is a component of an enterprise:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

•	whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and

Jay Ingram

Securities and Exchange Commission

•	for which discrete financial information is available.

In particular, the Company considered that:

•	we operate in the elastomers business. Elastomers are a diverse family of polymers that include natural and synthetic rubbers, which impart elastic or rubber-like characteristics;

•

our production facilities are configured to meet multiple end-uses. All of our products have elastomeric properties derived from one or more of the three basic raw materials – butadiene, styrene, and isoprene. See the diagram on page 60 for a description of the different types of products used in our end-use markets. Our products are produced by employing anionic polymerization which results in a vast array of molecular configurations within the overall elastomer family of polymers. Within the anionic polymerization process, each of our end-uses share individual process steps, including raw material preparation, polymerization, solvent removal, packaging and distribution. The only significant distinction between our HSBC and USBC processes is the hydrogenation equipment used in the former;

•	our supply chain is managed as a single supply chain, taking into account raw material availability, plant utilization, global inventory levels, and product demand;

•

since our production facilities are configured to meet multiple end-uses, each of our locations is subject to the same environmental regulations, depending on local government rules and regulation, which are dependent on the manufacturing process and not dependent on the end-use markets;

•

the operating results reviewed by the CEO to make decisions about how to allocate resources and assess performance are presented on an aggregated basis. Only limited information has been presented to the CEO by end-use markets, generally only volumes, revenues and contribution margin at estimated replacement cost (that is, not on the Company’s inventory accounting convention, which is FIFO). The limited disaggregated information provided to the CEO is not a primary source of information used to determine the allocation of resources (such as marketing, information technology, human resources, raw materials and much of the Company’s capital expenditures) or assess performance. The CEO relies upon many different types of information to determine the allocation of resources, such as manufacturing facility production effectiveness, availability of raw materials, long-term production plans, industry supply and demand and competitive environment;

Jay Ingram

Securities and Exchange Commission

•

the Company does not prepare profit and loss information by end-use market. We do not, nor are we able to, report gross profit by end-use because a significant portion of total cost of goods sold are incurred across all end-uses commensurate with the fungible nature of our production capabilities. In addition, as a result of our production footprint and capabilities, we can not assign depreciation to end-use markets;

•	we do not, and are not able to, report assets by end-use market since anionic polymerization is used in each of our production facilities and for all products, irrespective of end-use.

The above factors are reflected in the Company’s disclosures in the registration statement where revenues by end-use market are discussed but gross profit and other operating measures are provided on an aggregated basis. The reference on page 2 of the Company’s prospectus to higher margins refers to revenues less variable cost.

For these reasons, the Company concluded that in applying the criteria of paragraph 10 of SFAS 131, its business consisted of a single operating segment. We note the Staff’s reference to paragraph 17 of SFAS 131 and EITF 04-10, which address aggregation of operating segments. Since the Company operates in one segment, the aggregation guidance included in paragraph 17 of SFAS 131 and EITF 04-10 are not pertinent.

The Company recognizes that these conclusions are subject to ongoing assessment. If its business, strategy or processes change in the future in a way that impacts the assessments described above, the Company will re-evaluate its conclusions.

In addition, the Company respectfully refers the Staff to the Company’s prior correspondence with the Staff regarding the Company’s reporting under one reportable segment. In particular, the Company refers the Staff to its response by letter dated June 9, 2005 to Staff comment #44 and its response by letter dated July 15, 2005 to Staff comment #9, in each case in connection with the Company’s Registration Statement on Form S-4 (File No. 333-123749). The Company will supplementally provide the Staff with copies of this correspondence.

7. Long-Term Debt, page F-60

57.	Your balance sheet indicates that you have a balance on an insurance note payable. Please revise your filing to explain what this obligation relates to.

Response

In response to the Staff’s comment, the Company has added the requested disclosure on page F-63.

Item 16.	Exhibits and Financial Statement Schedules, page II-1

Jay Ingram

Securities and Exchange Commission

58.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the legal opinion, consents, and other exhibits once they are filed.

Response

The Company intends to file the remaining exhibits prior to the effectiveness of the registration statement, and it understands that the Staff may have comments on the exhibits once they are filed.

59.	Please file or incorporate by reference the following agreements discussed on the pages indicated below or otherwise explain why you believe these agreements are not required to be filed under Item 601(b)(10) of Regulation S-K.

•	Patent ownership agreement, page 19.

•	Lock-up agreements, page 28.

•	Joint venture agreement, page 73.

•	Waiver and agreement for one-time pay reduction, page 88

•	Incentive Compensation Plan, page 89.

•	Separation agreement with Mr. Gregory, page 108.

•	Director indemnification agreements, page 110.

•	TJ Chemicals LLC Agreement, page 114.

Response

The Company notes the following with respect to the agreements cited by the Staff:

1.	Patent ownership agreement, page 19.

The Company notes that these agreements are filed as Exhibits 10.43 and 10.44 to the registration statement. In response to the Staff’s comment, the Company has revised the disclosure on page 19 to clarify which agreements are referenced.

2.	Lock-up agreements, page 28.

The Company confirms that the form of lock up and the names of the parties signing the lock up agreements will be filed as an exhibit to the underwriting agreement.

3.	Joint venture agreement, page 73.

The Company believes this agreement is not required to be filed pursuant to Regulation S-K, Item 601 because the joint venture is not material to the Company’s business. The Company’s earnings from the joint venture, Kraton JSR Elastomers K.K., accounted for less than 2% of Net Income for the year ended December 31, 2008.

Jay Ingram

Securities and Exchange Commission

4.	Waiver and agreement for one-time pay reduction, page 88.

The Company confirms that the form of the waiver and agreement for one-time pay reduction will be filed with the registration statement as an exhibit in a subsequent filing.

5.	Incentive Compensation Plan, page 89.

The Company confirms that the Incentive Compensation Plan will be filed with the registration statement as an exhibit in a subsequent filing.

6.	Separation agreement with Mr. Gregory, page 108.

The Separation Agreement for Mr. Gregory was previously filed as Exhibit 10.1(C) to our quarterly report filed on Form 10-Q on May 13, 2008, and will be incorporated in the registration statement by reference.

7.	Director indemnification agreements, page 110.

The Company has revised the disclosure on page 120 to clarify that it currently expects to enter into indemnification agreements with directors. The Company confirms that if any director indemnification agreement is executed or if a form of the director indemnification agreement is adopted, it will be filed with the registration statement as an exhibit in a subsequent filing.

8.	TJ Chemicals LLC Agreement, page 114.

The Company believes the LLC Agreement is not required to be filed pursuant to Regulation S-K, Item 601 because it is not a party to the agreement. The instruction to paragraph 10 of Regulation S-K, Item 601 states that only contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.

60.	We note that exhibits 10.34-.38 incorporate by reference agreements that have portions omitted in reliance on expired confidential treatment orders. Please file unredacted copies of these agreements or promptly submit a request to the Office of the Secretary for extension of these confidential treatment orders.

Response

The contracts previously filed as Exhibits 10.34-.38 to the Registration Statement have expired or have been terminated. The Company has removed these exhibits from the exhibit list.

Signatures, page II-3

61.	Please indicate the dates on which each of your principal officers and directors signed the registration statement.

Jay Ingram

Securities and Exchange Commission

Response

The principal officers and directors signed the registration statement on October 1, 2009.

*            *            *            *             *

Jay Ingram

Securities and Exchange Commission

Please direct any comments or questions regarding this filing to William F. Gorin at (212) 225-2510 or Duane McLaughlin at (212) 225-2106.

Very truly yours,

/s/ DUANE MCLAUGHLIN
Duane McLaughlin

Enclosure

cc:	Stephen Duffy

    Polymer Holdings, LLC

Stephen Dabney

    KPMG

William F. Gorin

    Cleary Gottlieb Steen & Hamilton LLP